LIVE OAK ACQUISITION CORP. V

4921 William Arnold Road
Memphis, TN 38117

February 25, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, DC 20549

Attention:	Pearlyne Paulemon

Re:	Live Oak Acquisition Corp. V
Registration Statement on Form S-1
Filed January 10, 2025, as amended File No. 333-284207

Dear Ms. Paulemon:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Live Oak Acquisition Corp. V hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. ET on Thursday, February 27, 2025 or as soon as thereafter practicable.

Very truly yours,

/s/ Richard J. Hendrix
Richard J. Hendrix
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP